UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
New River Solar LLC (the "Project Company")

Legal status of Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Florida

    Date of organization:
    May 27, 2021

Physical address of issuer:
301 N. Lake Avenue, Suite 950
Pasadena, CA 91101

Website of issuer:
https://solariant.com/

Is there a Co-issuer?
☒ Yes
☐ No

Name of Co-issuer:
New River Solar CF SPV I, LLC (the "Crowdfunding Vehicle")

Legal status of Co-Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Florida

Date of organization:
March 1, 2023

Physical address of Co-issuer:
301 N. Lake Avenue, Suite 950
Pasadena, CA 91101

Website of Co-issuer:
https://solariant.com/

Current number of employees
2

Summary financial information for the Project Company is provided below for the fiscal years 2023 (the most recent fiscal year-end) and 2022 (the prior fiscal year-end).

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$160,674	$184,970
Cash & Cash Equivalents	$93	$0
Prepaid & Deposits	$160,441	$184,970
Current Liabilities	$1,264,831	$747,219
Short-term Debt	$1,264,831	$747,219
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Development Expenses	$132,745	$38,601
Other Expenses	$409,164	$320,948
Net Loss	$549,409	$359,549


NEW RIVER SOLAR LLC
NEW RIVER SOLAR CF SPV I LLC

NEW RIVER

Annual Report on Form C-AR
For the Fiscal Year Ended December 31, 2023


Address for Notices and Inquiries:	With a Copy of Notices to:
New River Solar LLC	**Bevilacqua PLLC**
Daniel Kim	Louis A. Bevilacqua, Esq.
Managing Director of the Manager	1050 Connecticut Ave., NW
301 N. Lake Avenue	Suite 500
Suite 950	Washington, DC 20036
Pasadena, CA 91101	(202) 869-0888
dkim@solariant.com	lou@bevilacquapllc.com

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by New River Solar LLC, a Florida limited liability company (the "Project Company" and "Co-Issuer", as well as references to "we", "us", or "our"), and New River Solar CF SPV I, LLC, a Florida limited liability company (the "Crowdfunding Vehicle" and "Co-Issuer, and together with the Project Company, the "Co-Issuers") for the sole purpose of providing ongoing disclosure regarding the Crowdfunding Units and Project Company Units (together, the "Units") which were offered and sold pursuant to Regulation Crowdfunding ("Reg. CF") and Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 3a-9 of the Investment Company Act of 1940, as amended (the "40 Act"). A copy of this report may be found on the Company's website at www.solariant.com.

The Co-Issuers initiated their Co-Issuer Reg. CF offering (the "Offering") of the Units at a $1.00 per Unit on July 27, 2023, upon the filing of its Offering Statement on Form C dated as of the same date (together with all subsequent amendments thereto on Form C/A, the "Form C/A"). Pursuant to the Form C/A, the Offering was for a minimum of the Units was 50,000 Units, for gross proceeds of $50,000 and a maximum of 1,681,000 Units for gross proceeds of $1,681,000, with Andes Capital Group, LLC (the "Intermediary" or "Funding Portal"), a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Offering ended on March 31, 2024. The total amount sold in the offering was 70,535 Units plus an additional 14,107 bonus Units, for gross proceeds of $70,535.

The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.), which requires that it file a report with the Commission annually and post the report on its website at www.solariant.com no later than 120 days after the end of each fiscal year covered by the report. No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation Crowdfunding and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation Crowdfunding by the Company or another party, or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 29, 2024.


TABLE OF CONTENTS

Section Title	Page No.

TABLE OF EXHIBITS

Exhibit A: Certified Financial Statements of the Project Company for the Fiscal Year 2023

Exhibit B: Certified Financial Statements of the Crowdfunding Vehicle for the Fiscal Year 2023

FORWARD-LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Co-Issuer's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and the Company cannot predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other document

BUSINESS DESCRIPTION

The Project Company is a Florida limited liability company. The Crowdfunding Vehicle is a Florida limited liability company. Together, the Project Company and the Crowdfunding Vehicle are co-issuers in this Offering in accordance with ICA Rule 3a-9. The Project Company was formed by the Manager on May 27, 2021. The Project Company plans to invest in and develop the New River Solar Project, a proposed 74.9MWac photovoltaic solar power generation and 70MW battery energy storage development. Once we complete the development of the Project and have entered into a power purchase agreement with a Florida energy utility company, we intend to engage in a sale of the Project Company.

To date, the Project Company has not generated any revenue and has incurred $359,549 and $549,409 in losses for the fiscal years 2022 and 2023, respectively, and has relied upon capital contributions from our Manager to sustain our operations.

We do not expect the Project Company to generate revenue until we engage in a sale of the Project to a long-term buyer who will construct and operate the Project. Accordingly, for the foreseeable future, we will continue to be dependent on additional financing in order to maintain our operations and continue with our corporate activities. We estimate that we will need to raise or fund between $4,230,000 and $5,506,000 in total to complete development and sell the Project. As such, we intend to engage in future offerings of the Crowdfunding Units. We may also conduct offerings of the Project Company's Class A Units in private placements to institutional, accredited investors under Rule 506(b) of Regulation D, promulgated under the Securities Act of 1933, as amended.

Business Plan

Our business plan involves investing in and developing the New River Solar Project, which we refer to as the Project in this Offering Statement, and then selling the Project to a long-term buyer who will construct and operate the Project. The development stage is the first phase of getting a renewable energy project up and running. The development stage is considered the preconstruction phase of utility-scale power generation and storage facilities and includes the planning and preparation needed before the construction of a project begins. The developmental stage involves several different milestones, including but not limited to:

- *Site Control and Feasibility Studies* - Securing land rights and conducting various environmental studies to ensure the location is the right place to build.

- *Acquisition of State and Local Permits* - Acquiring various state and local permits that can vary based on location, type, environment, and more.

- *Technical Design and Engineering* - Planning for the engineering, design, and construction of the new renewable energy project, including preparing for its eventual" decommissioning" in the future.

- *Facilitation of Power Grid Connection* - Ensuring the project can connect to the power grid in order to provide clean energy to local communities.

- *Securing a Power Purchase Agreement* - Securing a power purchase agreement is the contract between the developer and the party agreeing to purchase the power generated by the project (the off-taker)

The New River Project is in the middle stage of development, having received feasibility study results from the Florida utility company and expecting system impact study results in the third quarter of 2023. From there, the utility interconnection study process will proceed with a facilities study and interconnection agreement, which we hope to have in place in the third quarter of 2024. Preliminary site screening, design, and critical issues analysis have been completed, as well as determining the governmental permits required. We are continuing to seek a purchaser for the energy and power generated by the project, which is critical to completing the development process.

The Project

The Project is a proposed 74.9MWac photovoltaic solar power generation and 70MW battery energy storage development. The proposed location for the Project is to the east of Hampton, Florida, near State Route 100. The Project site itself covers approximately 834 lease option acres, with the preliminary fenced project area being approximately 500 acres. The Project is expected to consist of rows of solar panels, electrical wiring, inverters, transformers, substation and energy storage components, site access roads, landscaping, perimeter fence, and other necessary equipment.

We believe that the Project aligns with key land use and resource elements of Bradford County, Florida. Currently, the area surrounding the Project site is agriculturally zoned and, therefore, has very limited residential development. However, as the regional population is projected to increase in the coming decades, we expect that total energy demand will grow as well. Correspondingly, we believe that it will become increasingly important for Bradford County to diversify its energy sources and provide for a more stable and resilient system.

Development at this location is also desirable, in part, due to the adjacent electrical transmission lines and nearby substations, each owned by the Florida Power & Light Company, the largest power utility in Florida, which we refer to as FPL. The Project site is also located within FPL's and Clay Electric Cooperative, Inc.'s utility territories and is currently in the FPL interconnection queue at the system impact study stage, which involves the assessment of the Project's impact on the power system to clarify the overall costs and network upgrades to interconnect the Project. As of the date of this Form C-AR, the impact study is complete. We anticipate that the Project's proximity to the FPL utility facilities will enable a more cost-effective and technologically efficient development of the Project. To reliably deliver electricity, we expect that the proposed facility will require a short-distance physical interconnection and a new switching station to connect to an existing transmission line. We also believe that we are utilizing best-practices by positioning the new switching station near the existing electrical infrastructure, which will avoid circuitous electrical routes and fragmentation of existing land use and habitats.

We intend for the Project's development to proceed without material impacts such as excessive noise, dust, or other nuisances. Our belief is that noise levels will not be substantially different from existing ambient noise levels, including adjacent roads, residential properties, and open space. Lastly, our plans include security fencing, signage, and a private driveway for occasional facility inspection and maintenance. Currently, the execution of a power purchase agreement between the Project and FPL is anticipated for Q4 2024. If the prior expectation occurs, we believe that the Project will begin energy and revenue generation by Q4 2025. Once we complete the preconstruction development of the Project and have entered into a power purchase agreement with a Florida energy utility company, we intend to engage in a sale of the Project Company.

Government Regulation

We are subject to the laws, licensing requirements, and regulations of several governmental authorities by virtue of our involvement in solar power project development. The parcels under consideration as a site for the Project are currently forested for merchantable timber purposes and zoned as A-2 (Agricultural). In accordance with Florida law, the Project will be considered a "Solar Energy Collection Facility," an entity that is permitted by right in agriculturally zoned land per Florida Statutes 163.3205(3) due to its solar generation activities.

We intend for the proposed facility to be designed, constructed, and operated to meet applicable regulations, development standards, and industry best practices, and we will endeavor to minimize and mitigate the impact on threatened or endangered species, habitats, wetlands, cultural resources, and sensitive land use. Prior to and throughout the preconstruction development of the Project, we plan to incorporate best practices and work closely with relevant County, State, and Federal agencies. An analysis of critical issues associated with the Project has been completed, with other environmental studies expected to commence closer to receipt of the FPL system impact study. A list of known state and local permit requirements is shown below:

Requirement	Description	Governmental Department	Project Risk Level / Explanation
Wildlife and Plants	Biological surveys are required to determine if any protected species are in the Project area	Florida Department of Environmental Protection	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Wetlands	Wetlands delineation to determine whether any regulated wetlands are in the Project area	Florida Department of Environmental Protection	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Cultural Resources	Archeological studies are required to determine if any culturally significant sites occur in the Project area	Florida State Division of Historical Resources	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Site Plan Review	The Project must apply to receive review that all Bradford County Land Development Regulations are met	Bradford County Board of Commissioners	Low: clearly written guidelines provide a path to receiving approval
Environmental Resource Permit	Permit required for operational stormwater coverage	U.S. Department of Environmental Protection	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown

Building Permit	Permit required to commence construction	Bradford County Zoning Department	Low: a permit is issued once all required permits and approvals have been granted
National Pollutant Discharge Elimination System (NPDES) Permit	NPDES is required to allow the Project to discharge stormwater from construction activities	U.S. Department of Environmental Protection	Low: stormwater management best practices limit cost impact on the Project

DIRECTORS, OFFICERS, AND EMPLOYEES

The business and affairs of the Company are managed by the Manager. The following persons are the directors of the Manager:

Daniel Kim, Managing Director   **Dates of Board Service: May 2021 – Present**

In 2012, Daniel Kim founded Solariant Capital to pursue renewable energy project development opportunities in Japan. There, Mr. Kim oversaw the development and financing of 13 utility-scale renewable energy projects, including three (3) biomass power plants and ten (10) solar plants. Mr. Kim is currently developing multiple, solar and biomass projects in Japan, and through Solariant's wholly owned subsidiary, Lumino Biomass Fuel Inc, he is developing renewable energy power plant projects and sustainable biofuel projects in the Philippines. In the U.S., the Solariant Capital team is developing more than 14 utility-scale solar and energy storage projects with almost 1.9 GWdc of capacity. Mr. Kim also founded a fintech platform to provide investors with direct access to renewable energy projects through crowdfunding. In January of 2019, Mr. Kim oversaw the launch of the Solariant Renewable Energy Fund I ("SREF I"), which invests in development-stage, renewable energy projects.

Prior to founding Solariant, Mr. Kim served as Accend Energy's Vice President of Strategy & Business Development and served as head of all strategic initiatives and new business developments. He spearheaded the launch of solar project development and engineered various key strategic partnerships with key players in the solar industry. Mr. Kim also has an extensive background in finance, having worked in equity research (Wedbush Morgan Securities), fixed income (Collateralized Bond Obligations, Transamerica – acquired by Aegon), and public accounting (Nigro, Karlin & Segal). Mr. Kim holds a CFA Charter from the CFA Institute.

Mr. Kim's Business Experience for the Last Three Years

Employer: Solariant Capital, LLC
Employer's Principal Business: Renewable energy development and investment company
Title: Managing Director
Dates of Service: August 2012 - Present
Responsibilities: Mr. Kim oversees investments in, and the development of, renewable energy projects in the U.S., Japan, South Korea, and Southeast Asia

Employer: Energy Shares, LLC
Employer's Principal Business: FINRA registered broker-dealer who operates a crowdfunding platform. Additionally, Energy Shares, LLC helps connect investors with renewable energy developers to raise capital via private placements under Regulation A, Regulation CF, and Regulation D.
Title: CEO
Dates of Service: April 2021 - Present
Responsibilities: Mr. Kim oversees the development and management of the broker-dealer

Employer: Solariant Capital Co. Ltd.
Employer's Principal Business: management company for all of Solariant Capital, LLC's Japanese subsidiaries
and development of Japanese renewable energy projects
Title: Founder and Managing Partner
Dates of Service: August 2015 - Present
Responsibilities: Mr. Kim oversees a FINRA registered broker dealer which helps connect investors with renewable energy developers in order to raise capital via private placements under Regulation A, Regulation CF, and Regulation D.

Employer: Lumino Biomass Fuel Inc
Employer's Principal Business: Development, management, and operations of energy crop plantations and biomass fuel

production facilities.
Title: Managing Director
Dates of Service: April 2017 - Present
Responsibilities: Mr. Kim heads the management and operations

Employer: Illuminarean
Employer's Principal Business: Technology company which develops platforms for various companies
Title: Managing Director
Dates of Service: July 2017 - Present
Responsibilities: Mr. Kim heads the management and operations

---

Kevin Kohlstedt, Senior Director   **Dates of Board Service: May 2021 – Present**

Kevin Kohlstedt joined Solariant Capital as Assistant Director of Development in April 2020 and was promoted to Head of U.S. Renewable Energy Development in May 2021. He leads the company's market strategy, business development, and project development activities in the U.S. Mr. Kohlstedt is currently leading Solariant's development of over 1.5GWac and 2.5GWh of utility-scale and standalone BESS projects in the Southwest and Southeast United States.

Prior to joining Solariant, Mr. Kohlstedt was a Lead Developer at Cypress Creek Renewables, a leading renewable energy developer and Independent Power Producer, from 2017 to 2020. At Cypress Creek, Mr. Kohlstedt led the development of five utility-scale solar and storage projects in the Northeast U.S. Market, totaling 264MWp. He also secured and negotiated Renewable Energy Credit Contracts with New York State Energy Research and Development Authority on six 20MW utility-scale projects.

Mr. Kohlstedt's Business Experience for the Last Three Years

Employer: Solariant Capital, LLC
Employer's Principal Business: Renewable energy development and investment company
Title: Senior Director; Head of U.S. Renewable Energy Development
Dates of Service: April 2020 - Present
Responsibilities: Mr. Kohlstedt leads Solariant's market strategy and business development initiatives in the U.S. He also leads Solariant's project development activities in the U.S.

Employer: Energy Shares, LLC
Employer's Principal Business: FINRA-registered broker dealer that operates a crowdfunding platform. Additionally, Energy Shares, LLC helps connect investors with renewable energy developers to raise capital via private placements under Regulation A, Regulation CF, and Regulation D.
Title: Director, Business Development Dates of
Service: April 2021 - Present
Responsibilities: Generate leads for new third-party project developers to raise development capital through Energy Shares. Oversee project development of the projects that raise capital through Energy Shares.

Employer: Bizy Buddies
Employer's Principal Business: Produce and sell children's books focused on health and wellness
Title: Co-Founder
Dates of Service: April 2020 - Present
Responsibilities: Writing and selling children's books in addition to overseeing operations of the business.

Indemnification of our Manager

Indemnification is authorized by the Co-Issuers to their managers, officers, or controlling persons acting in their professional capacity pursuant to applicable law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. *If any of these risks actually occur, our business, financial condition, or results of operations may suffer.*

RISKS RELATED TO OUR BUSINESS

- We are a renewable energy project company with a limited operating history. We were created specifically to develop, construct, and operate a photovoltaic power plant and a battery energy storage system. This project has not yet generated any revenue from product sales and may never be profitable.

- We are a development-stage project company. As such, we have incurred recurring losses from operations and any revenues generated by our company will only occur if development is completed and the Project sold.

- Like many infrastructure assets, the Project has locational and market characteristics that could make it highly illiquid or appealing only to a narrow group of Purchasers. This could impact our ability to obtain the financing necessary to complete the Project.

- We will require substantial funding to finance our operations and complete the development of the Project. If we are unable to raise funding when needed, we may be forced to delay or discontinue our development of the Project. For example, even if we sell the total number of units being offered for sale in this Offering, we will still need to conduct additional equity financing efforts in the future. There is no guarantee that we will be able to engage in such future equity financing efforts.

- There may be a significant period before we realize the proceeds from the Project. Past performance of the investments previously made or sponsored by the Manager and the Sponsor is not necessarily indicative of our future performance. There can be no assurance that targeted returns will be attained or that any returns will be attained in the targeted time period.

- We will concentrate our investments on a single project and may, therefore, be subject to a greater risk of loss than a more broadly diversified entity.

- The Project, as with many infrastructure assets, has particular locational and market characteristics, which could make it highly illiquid or appealing only to a narrow group of investors.

RISKS RELATED TO SOLAR POWER PROJECT DEVELOPMENT

The development of solar power projects involves numerous risks. We may be required to spend significant sums for land and interconnection rights, preliminary engineering, permitting, module, tracking, and other equipment, legal services, and other expenses before we can determine whether a project is feasible, economically attractive, or capable of being built. Success in developing the Project is contingent upon, among other things:

- obtaining financeable land rights, including land rights for the project site that allows for eventual construction and operation without undue burden, cost, or interruption;

- entering into financeable arrangements for the sale of the electrical output and, in certain cases, capacity, ancillary

services, and renewable energy attributes generated by the project;

- obtaining economic interconnection positions with ISOs, regional transmission organizations, and other regulated utilities;
- accurately estimating and, where possible mitigating long-term costs arising from potential transmission grid congestion, limited transmission capacity, and grid reliability constraints, which may contribute to significant interconnection upgrade costs that could render certain of our projects uneconomic;
- providing required payment and performance security for the development of the project, such as through the provision of letters of credit, including to address increasing security requirements;
- accurately estimating our costs and revenues over the life of the Project years before its construction and operation while taking into consideration the possibility that markets may shift during that time;
- receipt from governmental agencies of required environmental, land-use, and construction and operation permits and approvals, which are governed by statutes that may change between issuance and construction;
- avoidance or mitigation of impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or archaeological, historical, or cultural resources;
- securing necessary rights-of-way for access, as well as water rights for project construction and operation;
- securing appropriate title coverage, including coverage for mineral rights and mechanics' liens;
- negotiation of development agreements, public benefit agreements, and other agreements to compensate local governments for project impacts;
- negotiation of state and local tax abatement and incentive agreements, whenever applicable;
- obtaining financing, including debt, equity, and tax equity financing;
- obtaining timely and economic interconnection to electric transmission lines owned and operated by regulated utilities to deliver the electricity we generate.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

- Investors may have difficulty in selling the Units they purchased in our Offering due to the lack of a current public market thereof. Investors may also have difficulty in reselling their Crowdfunding Units due to state Blue Sky laws.
- Our future success depends on the services of our Manager and any officers appointed by our Manager.
- The Units have not been and will not be registered under the law of any jurisdiction (including the Securities Act, the laws of any state of the United States or the laws of any non-U.S. jurisdiction) and are being offered in reliance upon an exemption from such laws.
- The Manager's decisions may frequently be required to be undertaken expeditiously. In such cases, the information available to the Manager may be sparce. Therefore, no assurance can be given that the Manager will have knowledge of all circumstances that may adversely affect an investment. In addition, the Manager may rely upon independent consultants, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants.
- There may be situations where the Manager and any respective affiliates may encounter actual or potential conflicts of interest in connection with our investment activities.
- Conflicts of interest may arise in connection with decisions made by the Manager, including with respect to the nature, structuring, or timing of investments, which may be more beneficial for certain Members of the Project Company than for Members of the Crowdfunding Vehicle, especially with respect to individual tax situations.

- We intend to issue additional Crowdfunding Units in one or more offerings under Regulation Crowdfunding in the future. The price at which we offer those Units may be less than the price per Unit of this Offering, which would result in a dilution of the net tangible book value of your Crowdfunding Units. We may also conduct offerings of the Project Company's Class A Units in the future. The price at which we sell the Class A Units may be less than the price we are Offering the Class B Units in this Offering, which would result in an indirect dilution of the net tangible book value of your Crowdfunding Units.

- The Crowdfunding Vehicle will experience immediate and substantial dilution of the net tangible book value of the Units it receives in this Offering due to the Class A Unit holdings of Solariant Capital, LLC. As such, the investors in this offering will also suffer an immediate and substantial dilution in the net tangible book value of their Crowdfunding Units due to the Class A Unit holdings of Solariant Capital, LLC.

- The Project Company may, from time to time, and in the Manager's sole discretion, issue Class A Units of which 16,000,000 are authorized (inclusive of Class A and Class B Units) and 15,873,447 Class A Units are issued. The Project Company's Class A Units are voting securities, and the holders of that class will be able to direct the Project Company in a manner that the Crowdfunding Unit holders may not.

- The Project Company has broad discretion in the use of the net proceeds from this Offering, and our use of the Offering proceeds may not yield a favorable return on your investment.

- We have never paid cash distributions on our Units. Although we expect to do so in the future, no assurance can be given that we will have sufficient cash flow to pay cash distributions.

- The SEC did not pass upon the merits of any securities offered or the terms of the Offering, nor did it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this offering.

- Neither the Reg. CF Offering nor the securities offered thereby have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company. The securities being offered have not been registered under the Securities Act in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemption provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, the Co-Issuers could be materially adversely affected, jeopardizing their ability to operate successfully. Furthermore, the human and capital resources of the Co-Issuers could be adversely affected by the need to defend actions under these laws, even if the Co-Issuers are ultimately successful in their defense.

- Investors will not be entitled to any inspection or information rights other than those required by Reg. CF. Investors will not have the right to inspect the books and records of the Co-Issuers or to receive financial or other information from the Company other than as required by Reg. CF. Other security holders of the Project Company may have such rights. Reg. CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put investors at a disadvantage in general and with respect to other security holders.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

PRINCIPAL SECURITY HOLDERS

The following tables set forth information regarding beneficial ownership of our voting Units as of the date of this report by each person who is known by the Company to own beneficially more than twenty percent (20%) of our outstanding voting Units provided as of a date that is no more than 120 days prior to the date of filing of this offering statement:

Project Company

NAME OF HOLDER	CLASS A UNITS [1] [2]		CLASS B UNITS [1] [2]	
	Amount Owned	% of Voting Power	Amount Owned	% of Voting Power
Solariant Capital, LLC	15,873,447	100%	-	-
NEW RIVER SOLAR CF SPV I, LLC	-	-	72,642	0%

(1) Amounts and percentages listed in this table are calculated as of the date of this Offering.

(2) See "*Description of the Units*" for more information about each of the classes authorized for issuance under the Project Company Operating Agreement

Crowdfunding Vehicle

NAME OF HOLDER	AMOUNT OF CROWDFUNDING UNITS [1], [2]	% OF VOTING POWER
--	--	--

(1) Amounts and percentages listed in this table are calculated as of the date of this Offering.

(2) The Units offer significantly limited to no management participation rights. There are no holders of more than 20% of the Crowdfunding Units.

DESCRIPTION OF UNITS

The following summary is a description of the material terms of the Units and is not complete. You should also refer to the Project Company Operating Agreement and Crowdfunding Vehicle Operating Agreement which are included as exhibits to the Form C-AR.

The Crowdfunding Vehicle has one class of securities, the Crowdfunding Units, while the project company has two classes of securities, Class A Units and Class B Units. The Crowdfunding Vehicle's Units have the same rights, privileges, and benefits as the Class B Units of the Project Company, except that the Project Company also has Class A Units that are voting units, and the Crowdfunding Vehicle does not have any voting units. The Class A Units and Class B Units of the Project Company have the same distribution and transfer rights as the Crowdfunding Units. Neither the Class A Units nor the Class B Units of the Project Company are entitled to any dissenter's rights, appraisal rights, or similar rights under Section 605.1006 of the Florida Revised Limited Liability Company Act.

The holders of Class A Units have the right to vote on certain matters, e.g., mergers and certain affiliate transactions, which may have an effect on the operation of the Project Company. Additionally, if the principal Project Company Class A Unitholders exercise their voting rights, then the investors in the Crowdfunding Units will have no ability to override their votes.

The Units do not have anti-dilution rights, rights of first refusal, or co-sale rights, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Crowdfunding Vehicle. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for the Offering (i.e., a down round), the valuation of the Units purchased by the past investors in our now-terminated Offering will remain the same as there is no price based anti-dilution protection associated with the Units, and they do not provide the right to participate in any future offerings of the Co-Issuers or the Project Company.

Further, as a minority, non-voting indirect investor in the Project Company via their ownership of Crowdfunding Units, investors in our now-completed Offering will have no ability to influence any policies or other corporate matters such as amendments to the Operating Agreements and the terms of the Crowdfunding Units and Project Company Class A and Class B Units, the creation of securities that are senior to the Crowdfunding Units being offered, mergers, the sale of all or substantially all of our assets, the election of the Manager, the liquidation or dissolution of the Crowdfunding Vehicle or the Project Company and all other major corporate events.

Information Rights

Other than all disclosures and other information required under Regulation CF, the Crowdfunding Units do not entitle the holders thereof to receive information concerning the Project Company.

Distributions

Except as otherwise provided in the Co-Issuer's operating agreements, distributions of distributable cash made to the members thereof will be made in the following order of priority at the Project Company level and repeated at the Crowdfunding Vehicle level:

(1) first, to the Members, pari-passu and pro-rata, in proportion to the relative unreturned capital contributions of such Members, until the unreturned capital contributions of the Members are reduced to zero; and

(2) thereafter, to the Members in proportion to their percentage interest in the Project Company or Crowdfunding Vehicle, in proportion to their Units, as the case may be.

Restrictions on Transfer of the Units

The Units may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the restrictions on transfer described above, the Units may not be transferred without the Manager's consent, which may be given or withheld in our Manager's sole and absolute discretion.


INDEBTEDNESS OF THE CO-ISSUERS


The Crowdfunding Vehicle does not have any indebtedness.

Our Manager began advancing funds to the Project Company on December 31, 2022, with no interest rate thereon. These advances were for operational and working capital purposes. As of the date of this Form C-AR, the Manager has advanced $1,453,284.71 to the Project Company. The Project Company expects to repay these advances with the proceeds of the Offering, future offerings out of our Units, or a sale of the Project Company after we complete the Project's development.


PAST EXEMPT OFFERINGS OF THE COMPANY


The Offering ended on March 31, 2024. The total amount sold in the offering was 60,535 Units plus an additional 12,107 bonus Units, for gross proceeds of $60,535. Notwithstanding the foregoing, the Crowdfunding Vehicle has not performed any other exempt offerings.

Upon formation, the Project Company issued all of its membership interests to our Manager, the sole member of the Project Company, in an exempt offering under Section 4(a)(2) of the Securities Act. On July 21, 2023, those membership interests were converted into 15,946,089 Class A Units of the Project Company pursuant to the Project Company's Amended and Restated Limited Liability Company Operating Agreement of the same date. On March 31, 2024, the Project Company issued 60,535 Class B Units to the Crowdfunding Vehicle in exchange for the gross proceeds from the Offering.

FINANCIAL INFORMATION

In addition to the following information, please see the financial information listed on the cover page of this Form C-AR and the Manager-certified, unaudited financial statements for the fiscal years ended December 31, 2023, which are attached hereto as Exhibit A and B.

We are a renewable energy project company specifically created solely for the development, construction, and operation of a photovoltaic power plant and a battery energy storage system. We plan to complete the development of the Project and sell the Project prior to construction and operation to long-term investors, utilities, or independent power producers. For approximately the next 12 months, we intend to focus on the following:

- We plan to continue our project development activities, including but not limited to pre-engineering, permitting, obtaining approvals for grid connection, power marketing, and contracting.

- Once the development is completed, we plan to market and sell the Project to long-term power plant investors such as life insurance companies, pension funds, utility companies, or independent power producers.

Results of Operations

Revenues – We intend to generate revenue from the sale of the Project once development is complete. Development of the Project is expected to be completed in Q4 2024. As such, we have not generated any revenues to date and have incurred $359,549 and $549,409 in losses for the fiscal years 2022, and 2023, respectively.

Compensation, Benefits, and Taxes – *Compensation, benefits,* and taxes consist of salaries, wages, performance incentives, and employer payroll taxes. These expenses are included in the monthly project management fee of $25,000. For additional information, please refer to the details provided under the "*Project Management Fee*" section.

Project Management Fee – The management fee represents the expenses incurred by the Manager (Solariant Capital, LLC) for overseeing the Project's development. It is based on estimated costs of employee salary and benefits, as well as other operating expenses and administrative costs. The monthly rate for project management is $25,000. The amount reported for the periods the fiscal years 2022 and 2023 was $300,000 and $300,000, respectively.

General and Administrative Expenses – The general and administrative associated with project development include business insurance, accounting fees, formation costs, and other related expenses. For the fiscal year 2022 and 2023, general and administrative expenses were $2,448 and $96,516, respectively.

Expenses Related to Crowdfunding – Crowdfunding expenses involve all costs associated with crowdfunding. These expenses typically include platform fees for fundraising, legal fees, accounting services, marketing expenses, and other costs directly related to the crowdfunding process. Expenses Related to Crowdfunding for the fiscal years 2022 and 2023 were $18,500 and $11,824, respectively.

Depreciation – Depreciation includes the depreciation of property and equipment and capitalized leasehold improvements. As there are currently no depreciable assets listed on the Balance sheet, there are no depreciation expenses to report for the fiscal years 2022 and 2023.

Development Costs – Development costs include costs associated with the development of the project. These may include, but are not limited to, environmental studies, surveys, engineering, design, procurement contracting, utility interconnection studies and applications, site control, and other permitting-related activities. Development costs are expensed as incurred. Preconstruction costs for the fiscal years 2022 and 2023 were $38,601 and $132,745, respectively.

Interest Expense - Interest includes the cost of our debt obligations, including the amortization of loan fees and original issue discounts, net of any interest income earned or interest expense capitalized. It is worth noting that our loan payable to Solariant Capital LLC currently carries no interest, resulting in $0 interest expenses during the fiscal years 2022 and 2023.

Income Tax Expense– Income tax expense represents taxes for federal, state, and foreign (as applicable) current and deferred income. As a pass-through entity for both federal and state tax purposes, the company is not required to file its own tax returns. Instead, any income or losses generated by the company flow through to its owners or investors and are reported on their individual tax returns.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Financial Milestones

Once most of the development activities are completed, the Project will be marketed to potential long-term owners who would construct and then operate the solar plant for 20-40 years. Shortly after the sale of the project, the sales proceeds are distributed, first as a return of invested capital and then the remainder as profit distribution according to each investor's ownership percentages in the Company in proportion to their Units.

Liquidity and Capital Resources

To date, the Project Company has been financed via loans from our Manager. We plan to use the proceeds to complete preconstruction development activities. The Offering proceeds will have a beneficial effect on our liquidity, as the Project Company currently has approximately $93 in cash on hand, which will be augmented by the Offering proceeds and used to execute our business strategy.

Taking into account the Offering proceeds, we anticipate that our cash on hand will last until the beginning of Q2 2024. Once the Offering proceeds are depleted, the Sponsor may either continue to fund the development activities of the issuer or raise additional capital through private offerings; however, there is no guarantee that the Company will have additional sources of capital other than the proceeds from the Offering. Any future potential funding or capital raises will not dilute the ownership percentage of the existing investors, as only the Sponsor's equity ownership will be diluted by any additional equity ownership offerings under the Project Company Operating Agreement.

Capital Expenditures and Other Obligations

The Project Company may make material capital expenditures as determined from time to time by the Manager.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achieving each step within the estimated time frame is realistic. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


The following table includes a summary of transactions since the beginning of our fiscal year ended December 31, 2023, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Solariant Capital, LLC	Parent Company, Manager	Loan to Project Company	$1,453,284.71
-	-	-	-

OTHER INFORMATION

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws and has complied with the ongoing reporting requirements under Regulation Crowdfunding.

[*Signature Pages Follow*]

SIGNATURE PAGE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

New River Solar LLC (Co-Issuer)	**New River Solar CF SPV I, LLC (Co-Issuer)**
/s/ *Daniel Kim*	/s/ *Daniel Kim*
(Signature)	(Signature)
Daniel Kim	Daniel Kim
(Name)	(Name)
Managing Director of Solariant Capital, LLC (Manager)	Managing Director of Solariant Capital, LLC (Manager)
(Title)	(Title)
April 29, 2024	April 29, 2024
(Date)	(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Kevin Kohlstedt*	/s/ *Daniel Kim*
(Signature)	(Signature)
Kevin Kohlstedt	Daniel Kim
(Name)	(Name)
Director of Solariant Capital, LLC (Manager)	Managing Director of Solariant Capital, LLC (Manager)
(Title)	(Title)
April 29, 2024	April 29, 2024
(Date)	(Date)

[*Exhibits Follow*]

<u>EXHIBIT A</u>

Certified Financial Statements of the Project Company
for the Fiscal Year 2023

(*See Attached*)

NEW RIVER

FINANCIAL CERTIFICATION

I, Daniel Kim, Principal Executive Officer and Managing Director of New River Solar, LLC., hereby certify the financial statements of New River Sollar, LLC. included in this Form C - Annual Report (AR) Report are true and complete in all material respects.

_____ (Signature)

Managing Director & Member

April 23, 2024

New River Solar LLC
Balance Sheet
December 31, 2023

ASSETS

Current Assets		
Cash	$	93
Interconnection Deposit		-
Payscout Receivable		140
Prepaid Lease Option		26,903
Total Current Assets		27,136
Other Assets		
Payscout Reserve		20,000
Transformer Deposit		113,538
Total Other Assets		133,538
TOTAL ASSETS	$	160,674

LIABILITIES AND EQUITY

Current Liabilities		
Accounts Payable	$	55
Accrued Expenses		27
Crowdfunding Expenses Paid by Solariant		135,991
Development Expenses Paid by Solariant		421,500
Project Management Fees Payable		707,258
Total Current Liabilities		1,264,831
TOTAL LIABILITIES		1,264,831
Equity		
Member's Contribution		4,000
Member's Defecit		(1,108,157)
TOTAL EQUITY		(1,104,157)
TOTAL LIABILITIES AND EQUITY	$	160,674

New River Solar LLC
Income Statement
For the period from January 1, 2023 to December 31, 2023

REVENUE	$ -
Total revenue	-
EXPENSES	
Project Development Expenses	
Site Related Expenses	
Land & Lease Option	36,230
Mineral & Title	-
Total Site Related Expenses	36,230
Other Third-Party Development Expenses	
Consulting	7,750
Engineering	1,400
Environmental/Survey/Geotech	22,303
Interconnection	59,830
Legal	5,233
Total Other Third-Party Development Expenses	96,516
Total Project Development Expenses	132,745
Expenses Related to Crowdfunding	97,340
Project Management Fee	300,000
Operating Expenses	
Accounting Fees	9,500
Insurance	2,324
Total operating expenses	11,824
LOSS FROM OPERATIONS	(541,909)
OTHER INCOME (EXPENSES)	-
NET LOSS	$ (541,909)

EXHIBIT B

Certified Financial Statements of the Crowdfunding Vehicle
for the Fiscal Year 2023

(*See Attached*)

NEW RIVER

FINANCIAL CERTIFICATION

I, Daniel Kim, Principal Executive Officer and Managing Director of New River Solar CF SPV I, LLC., hereby certify the financial statements of New River Sollar, LLC. included in this Form C - Annual Report (AR) Report are true and complete in all material respects.

_____ (Signature)

Managing Director & Member

April 23, 2024

New River Solar CF SPV I, LLC
Balance Sheet
December 31, 2023

ASSETS

Current Assets		
Cash	$	-
Escrow Account		24,182
Total Current Assets		24,182
Other Assets		-
TOTAL ASSETS	$	24,182

LIABILITIES AND EQUITY

Current Liabilities		
Accounts Payable	$	-
Escrow Liability		24,182
Total Current Liabilities		24,182
TOTAL LIABILITIES		24,182
Equity		
Investor's Equity		-
TOTAL EQUITY		-
TOTAL LIABILITIES AND EQUITY	$	24,182

New River Solar CF SPV I, LLC
Statement of Operations
For the period from Mar 1, 2023 to Dec 31, 2023

REVENUE	$	-
Total revenue		-
EXPENSES		
Project Development Expenses		-
Operating Expenses		
Broker Dealer Fees		-
Legal Expenses		-
Marketing Expenses		-
Platform Set Up Fees		-
Total operating expenses		-
INCOME FROM OPERATIONS		-
OTHER INCOME (EXPENSES)		-
NET INCOME	$	-